Exhibit 99.1

press release

ArcelorMittal cancels 45 million treasury shares

14 January 2022, 18:15 CET

ArcelorMittal announces that 45 million treasury shares have been cancelled to keep the number of treasury shares within appropriate levels. This cancellation takes into account the shares already purchased under the US$1 billion share buyback announced on 17 November 2021 which completed on 28 December 2021.
As a result of this cancellation, ArcelorMittal will have 937,809,772 shares in issue (compared to 982,809,772 before the cancellation).
Details on share buyback programs can be found at:
https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program
With reference to article 14 of the Luxembourg law and the Grand Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities (“Transparency Law”), ArcelorMittal announces that the total number of voting rights and capital is available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on the company’s website under “Investors - Corporate Governance - Shareholding structure”.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com